UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO 13d-2

Argyle Security Acquisition Corporation
(Name of Issuer)

Common Stock, $.0001 par value
(Title of Class of Securities)

040311102
(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1 (b)

☐Rule 13d-1 (c)

☒ Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 6 Pages

CUSIP No. 040311102	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bob Marbut
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 651,569 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 651,569 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 651,569 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 13.6%
12	TYPE OF REPORTING PERSON* IN

(1) Consists of 372,659 shares of Argyle Security Acquisition Corporation’s common stock held by Argyle New Ventures, LP, which is controlled by Mr. Marbut, and 278,910 shares by Argyle Joint Venture, over which Mr. Marbut has voting and dispositive power.

CUSIP No. 040311102	13G	Page3 of 6 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Argyle Joint Venture; 57-1164695
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 278,910 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 278,910 (1)
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 278,910 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.8%
12	TYPE OF REPORTING PERSON* CO

(1) Bob Marbut has voting and dispositive power over the 278,910 shares held by Argyle Joint Venture.

CUSIP No. 040311102	13G	Page 4 of 6 Pages

Responses for Bob Marbut:

Item 1(a). Name of Issuer: Argyle Security Acquisition Corporation

Item 1(b). Address of Issuer's Principal Executive Offices: 200 Concord Plaza, Suite 700, San Antonio, TX 78216

Item 2(a). Name of Person Filing: Bob Marbut

Item 2(b). Address of Principal Business Office or if none, Residence: 200 Concord Plaza, Suite 700, San Antonio, TX 78216

Item 2(c). Citizenship: United States

Item 2(d). Title of Class of Securities: Common Stock, $.0001 par value

Item 2(e). CUSIP Number: 040311102

Item 3. Not Applicable

Item 4. Ownership:

(a) Amount Beneficially Owned: 651,569

(b) Percent of Class: 13.6%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 651,569 (1)

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 651,569 (1)

(iv) shared power to dispose or to direct the disposition of: 0

(1) The shares owned by Mr. Marbut consists of 372,659 shares of Argyle Security Acquisition Corporation’s common stock held by Argyle New Ventures, LP, which is controlled by Mr. Marbut, and 278,910 shares by Argyle Joint Venture, over which Mr. Marbut has voting and dispositive power.

Item 5. Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8. Identification and Classification of Members of the Group: Not Applicable

Item 9. Notice of Dissolution of Group: Not Applicable

CUSIP No. 040311102	13G	Page 5 of 6Pages

Item 10. Certifications: Not Applicable

Responses for Argyle Joint Venture:

Item 1(a). Name of Issuer: Argyle Security Acquisition Corporation

Item 1(b). Address of Issuer's Principal Executive Offices: 200 Concord Plaza, Suite 700, San Antonio, TX 78216

Item 2(a). Name of Person Filing: Argyle Joint Venture

Item 2(b). Address of Principal Business Office or if none, Residence: c/o Argyle Security Acquisition Corporation, 200 Concord Plaza, Suite 700, San Antonio, TX 78216

Item 2(c). Citizenship: United States

Item 2(d). Title of Class of Securities: Common Stock, $.0001 par value

Item 2(e). CUSIP Number: 040311102

Item 3. Not Applicable

Item 4. Ownership:

(a) Amount Beneficially Owned: 278,910

(b) Percent of Class: 5.8%

(c) Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 278,910 (1)

(ii) shared power to vote or to direct the vote: 0

(iii) sole power to dispose or to direct the disposition of: 278,910 (1)

(iv) shared power to dispose or to direct the disposition of: 0

(1) Bob Marbut has voting and dispositive power over the 278,910 shares held by Argyle Joint Venture.

Item 5. Ownership of Five Percent or Less of a Class: Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7. Identification and Classification of Subsidiary Which Acquired the Securities: Not Applicable

Item 8. Identification and Classification of Members of the Group: Not Applicable

Item 9. Notice of Dissolution of Group: Not Applicable

Item 10. Certifications: Not Applicable

CUSIP No. 040311102	13G	Page 6 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 6, 2007

/s/ Bob Marbut
Name: Bob Marbut

Argyle Joint Venture

By: /s/ Bob Marbut
Bob Marbut, Authorized Signatory